Filed by TiVo Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: TiVo Corporation; Xperi Corporation; XRAY-TWOLF HoldCo Corporation

Commission File No.: 001-37870

The following communications are being filed in connection with the strategic transaction of Tivo Corporation and Xperi Corporation.

VIAVID
communications simplified.

Xperi Corporation

Merger of Xperi and TiVo

December 19, 2019

Xperi Corporation – Merger of Xperi and TiVo, December 19, 2019

CORPORATE PARTICIPANTS

Geri Weinfeld, Vice President, Investor Relations, Xperi Corporation

Jon Kirchner, Chief Executive Officer, Xperi Corporation

David Shull, Chief Executive Officer, TiVo

Robert Anderson, Chief Financial Officer, Xperi Corporation

CONFERENCE CALL PARTICIPANTS

Hamed Khorsand, BWS Financial

Eric Wold, B. Riley FBR

Matthew Galinko, National Securities

Richard Shannon, Craig-Hallum Capital Group

PRESENTATION

Operator:

Good day, ladies and gentlemen. Thank you for standing by. Welcome to the conference call to discuss the merger of Xperi and TiVo. During today’s presentation all participants will be in a listen-only mode. Following the presentation, the call will be opened for questions. If you would like to ask a question, please press star, one to enter the queue. This call is being recorded today, Thursday, December 19, 2019.

I would now like to turn the call over to Geri Weinfeld, Vice President of Investor Relations for Xperi. Geri, please go ahead.

Geri Weinfeld:

Good morning everyone. Thank you for joining us today on such short notice. I would like to welcome everyone to our joint conference call with Xperi and TiVo to discuss the agreement we announced today to combine in an all-stock transaction. Here with me today are Jon Kirchner, CEO of Xperi; Dave Shull, CEO of TiVo, and Robert Anderson, CFO of Xperi. In addition to the press release issued this morning, we’ve provided a presentation that covers the topics we plan to address during our call. Both the press release and presentation are available on the Xperi and TiVo Investor Relations websites.

ViaVid has made considerable efforts to provide an accurate transcription. This transcript is being made available for information purposes only.

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Xperi Corporation – Merger of Xperi and TiVo, December 19, 2019

Before we begin, I would like to remind you that today’s discussions contain forward-looking statements that are predictions, projections or other statements about future events which are based on management’s current expectations and beliefs, and therefore subject to risks, uncertainties and changes in circumstances. Please refer to the Risk Factors section in our SEC fillings, including both companies’ most recent Form 10-K and 10-Q for more information about the risks and uncertainties that could cause our actual results to differ materially from what we discuss today. Please note that neither Xperi nor TiVo intends to update or alter these forward-looking statements to reflect events or circumstances arriving after this call.

With that, I would like to turn the call over to Jon Kirchner, CEO of Xperi.

Jon Kirchner:

Thanks, Geri, and good morning everyone. Thank you very much for joining our call. It’s an exciting day for Xperi and TiVo. Earlier this morning we announced that our two companies have entered into a Definitive Agreement to combine in an all-stock transaction. I speak for the entire Xperi Board and Management Team when saying that we are thrilled to be joining forces with TiVo and to embark on this next chapter together as a larger, stronger organization with a combined enterprise value of nearly $3 billion.

We are thrilled about the strategic and financial merits of this transaction and the value it will create for the shareholders, customers and employees of both companies. On today’s call, Dave, Robert and I will touch upon what this transaction creates from the perspective of the combined company, details about the transaction itself and how this combination unlocks the best of both businesses, creating long-term value beyond what either company could do on its own.

Now, let’s turn to Slide 5 of the presentation.

This transformative combination of Xperi and TiVo creates new leading platforms in consumer entertainment technology and IP licensing. At a high level, we are bringing together TiVo’s content aggregation, discovery and recommendation capabilities which enable viewers to more easily find, watch and enjoy entertainment with Xperi’s strong presence and product capabilities in the home, automotive and mobile device ecosystems. Combined, we create a unique industry platform. We believe this landmark combination is poised to disrupt, breakthrough and set the industry standard for exceptional user experiences as consumers increasingly desire personalized seamless access to entertainment anywhere, anytime on any device.

We intend to fuel growth through greater scale, as you can see form our pro forma financial profile. Specifically, this scale gives us the ability to strategically bundle our combined, highly differentiated products and services as well as deliver product and cross platform selling opportunities by leveraging both of our deep customer relationships.

The combination also brings together two of the technology sector’s most successful IP licensing businesses to create a diverse licensing portfolio and a platform that will represent one of the industry’s largest. For nearly two decades we have each powered remarkable industry innovation through R&D, making investments of billions of dollars in R&D on a combined basis and we are incredibly excited by the new innovations our combined companies will bring to market.

ViaVid has made considerable efforts to provide an accurate transcription. This transcript is being made available for information purposes only.

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Xperi Corporation – Merger of Xperi and TiVo, December 19, 2019

Now, turning to Slide 6, for those of you not familiar, let me provide a quick overview of Xperi. Like TiVo, our company has two distinct businesses. The first is our product business that focuses on delivering integrated, immersive, intelligent experiences for the delivery of audio and imaging solutions to consumers’ favorite devices, whether in the home, on the go or in the car. Our goal is to enable extraordinary experiences by developing and delivering innovative technologies in sight, sound and beyond. We operate and license under a number of well respected brands including DTS, HD Radio and IMAX Enhanced. Through our IP and semiconductors licensing business, we have developed and acquired a number of foundational semiconductor packaging, process and bonding solutions that are found in billions of devices today, and as Moore’s Law becomes less relevant, we have developed what we believe will define the next generation of 3D packaging and interconnect through our DVI and DVI Ultra hybrid bonding solutions.

Overall, both our product licensing and IP licensing businesses are attractive, profitable and highly cash generative, and when combined with TiVo we expect to be even moreso.

With that, I am pleased to turn the call over to Dave Shull, CEO of TiVo, to provide the overview of the TiVo business.

David Shull:

Thanks, Jon. I am pleased to be here to share the news of our exciting transaction. Having spent time with Jon and his team during this process, I am confident that this merger with Xperi is the best way to strategically build scale, grow and ultimately maximize the value of our respective businesses.

For those who don’t know us, our company, just like Xperi, has two distinct businesses, a product business and an IP licensing business. Our IP licensing business is highly successful and profitable with broad, mission critical content discovery IP across many media and technology platforms. This business is characterized by long-term contracts which provide us with a high degree of revenue stability and cash flow visibility.

Our product licensing business is primarily focused on content discovery, helping those who enjoy entertainment find what they want to watch when they want to. There is a real need here. Not only is the amount of content exploding, but cutting through the chaos of the ever-expanding and confusing sea of applications to provide viewers a single user interface in which to discover and access content is what consumers want and a huge opportunity.

At TiVo, we allow consumers to access all the content they have rights to and to do it seamlessly with cutting edge voice and AI technologies.

We had planned to split these businesses into two distinct companies before the opportunity to combine with Xperi materialized. We are confident this transaction with Xperi will unlock even more value for our shareholders, both in the near and long term. This merger will provide critical scale to both businesses, diversify the revenue opportunities for the IP licensing business and expand the market opportunities for our product business at a critical juncture in the rapidly evolving world of entertainment content.

On that front, we believe that a key element to drive growth in our product business outside of our core service provider relationships is to establish a meaningful presence in the connected TV market. This combination provides us a much greater opportunity to immediately capitalize on the emerging and rapidly evolving trends in content and entertainment, particularly in the international markets.

By combining with Xperi, we will be able to tap into its technology presence in more than 100 million connected TVs annually around the globe, creating a great opportunity to accelerate adoption of our next generation discovery experience.

ViaVid has made considerable efforts to provide an accurate transcription. This transcript is being made available for information purposes only.

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Xperi Corporation – Merger of Xperi and TiVo, December 19, 2019

Finally and importantly, the vision Jon laid out earlier aligns with our vision. We see the same broad trends and opportunities ahead of us and we agree that combining our respective products and IP businesses should unlock real value for our investors.

With that, I’ll turn the call back to Jon.

Jon Kirchner:

Thanks, Dave. Turning to Slide 8, under the terms of this merger agreement the shares of TiVo and Xperi stockholders will be converted into the shares of a newly formed parent company on a fixed exchange ratio. Following the close, Xperi stockholders will own 46.5% and TiVo stockholders will own approximately 53.5% of the new company on a fully diluted basis. The company enterprise value is approximately $3 billion.

The new company will assume the Xperi name with headquarters in San Jose, California. The brands of both companies will remain intact underneath the Xperi umbrella. Dave and I along with our respective boards and management teams have worked to identify the right leadership to drive the business forward. The new management team will blend executives from both companies. I will lead the combined company as CEO and Robert as CFO. Dave will lead TiVo through the closing and will then support the new company as a strategic advisor.

The board of directors will be comprised of seven members, including three directors each from TiVo and Xperi as well as myself.

An experienced team will spearhead the integration and I am extremely confident in our ability to successfully combine our likeminded organizations. For those of you less familiar with the Xperi business, we have a strong track record over the years of integrating acquisitions and recognizing synergies consistent with our plans. Most recently, through the Tessera acquisition of DTS and before that with the DTS acquisition of iBiquity.

Robert will cover the synergies in more detail in a moment, but I want to emphasize up front that we have a plan to realize significant synergies as a result of the combination including at least $50 million of annualized cost synergies expected by year end 2021. We will work diligently to successfully close the transaction, currently anticipated in the second quarter of 2020.

Turning to Slide 9, we believe combining these two industry-leading platforms is exceptionally compelling. Today, there are tremendous opportunities arising from the explosive growth of streaming content on a wide variety of platform available to consumers, even extending to the car as it quickly becomes an entertainment center on wheels. Bringing together our two leading platforms strongly positions us to address the ever increasing consumer desire to enjoy entertainment anywhere anytime on any device.

The new Xperi will take advantage of multiple growth drivers and increased scale with more than $1 billion in combined revenue and billings and more than $250 million in operating cash flow. Together, our combined businesses reach hundreds of millions of consumers across several markets and we license technology to billions of devices. Going forward, we will have the opportunity to deliver more and highly differentiated solutions to our customers to meet their unique business needs.

The combined IP licensing business will have more scale, be stronger and more diversified with an intellectual property portfolio relevant to consumer electronics, semiconductor, pay TV and new media. Importantly, each company has a proven track record of successful IP monetization.

ViaVid has made considerable efforts to provide an accurate transcription. This transcript is being made available for information purposes only.

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Xperi Corporation – Merger of Xperi and TiVo, December 19, 2019

Based on the transformative nature of the transaction and the financial benefits of scale, we anticipate the combined companies will deliver attractive margins, more diverse and recurring cash flows with relatively low cap ex requirements. This will represent a stronger financial profile than either business on its own.

Moving to Slide 10, selectively, both companies enjoy a broad customer footprint that spans a large portion of the industries in which we operate. Customers include marquee brands like Sony, LG, Samsung, Daimler, BMW, DirectTV, Virgin, Charter, DISH, Panasonic, Sharp, Google, Verizon, RCN and Mediacom. We both have long track records of creating innovative products that enable content and video providers, as well as consumer electronics and automotive companies who deliver unique value in their products, thus creating deep customer relationships across the home, auto and mobile markets.

Now turning to Slide 11, you can see from this slide more detail on the compelling benefits of the combination we’ll create for both consumers and our customers. Together, we will be able to extend our already powerful reach to consumers wherever they are consuming content, whether it’s in their home, in their car or through their mobile device.

A common problem across all these markets is the ability to easily find and enjoy entertainment, ideally with personalization that makes the experience easier and more intelligent. Our combined technology portfolio will allow us to address this challenge and participate over a much broader part of the entertainment value chain.

Now I’ll turn the call back to Dave.

David Shull:

Taking a look at the evolution of our industry, there is a tremendous opportunity created by what is a fast-growing but highly complex and fragmented streaming landscape. We believe there is a fundamental problem consumers are facing at home and combined with Xperi we’re going to solve it ahead of and better than other industry players.

As we all know, the world of entertainment has become much more complex and chaotic for consumers. It’s no longer just live television versus Netflix anymore; virtually every traditional content provider has their own direct-to-consumer offerings in the works and the streaming companies are now developing their own rich content libraries. Furthermore, it seems like every day there are more over-the-top offerings coming to market.

In this rapidly shifting landscape, the new Xperi can help consumers cut through the entertainment chaos. The new Xperi will transform home entertainment discovery and presentation through integrated, intelligent user experiences and premium audio, imaging and wireless solutions. TiVo technology will apply the intelligence that allows consumers to discover what they want while Xperi powers the actual experience consumers love through immersive audio and advanced imaging. Through Xperi’s channel, we will bring TiVo capabilities into TVs and empower OEMs with amazing content and user experiences.

Importantly, we will also offer our customers enhanced monetization opportunities that allow them to participate more fully in the robust content value chain that now accompanies this golden age of content we find ourselves operating in. What we’re proposing to do together is transform the content experience.

ViaVid has made considerable efforts to provide an accurate transcription. This transcript is being made available for information purposes only.

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Xperi Corporation – Merger of Xperi and TiVo, December 19, 2019

Turning to Slide 13. The automotive market is the next battleground for media and consumer attention as the vehicle continues to transform into an entertainment hub on wheels. We know that automotive manufacturers want to maintain control of the in-cabin entertainment experience, yet with more competition coming into vehicle through smartphones and mobile base entertainment applications, automakers are seeking solutions to provide more advanced entertainment discovery, management and playback through their proprietary entertainment systems. This is already happening in radio where Xperi is in the process of launching its next generation connected radio solution, and in the mid term we expect the same trend to extend to video content in vehicle. Both connected radio and advanced video content discovery and playback will be even more important as we move into a world of semi-autonomous and autonomous vehicles.

The new Xperi will revolutionize the in-cabin automotive experience through highly personalized connected entertainment solutions driven by TiVo’s metadata and content discovery technologies. For example, if you are listening to The Beatles while driving around London, you may be prompted with additional content such as where they recorded their first album or be directed to relevant podcasts on their music.

Now, let me turn it back to Jon.

Jon Kirchner:

Thanks, Dave. Turning to Slide 14, an overview of the combined IP licensing businesses. We will continue to unlock the value of our strategic and sizeable patent portfolios by combing our deep industry expertise and powerful innovation engines to deliver an attractive and sustainable long-term cash flow and shareholder value. This combination brings together two of the technology sector’s most successful IP licensing businesses with a combined licensing platform that will represent one of the industry’s largest.

With more than 10,000 patent assets between the two companies and minimal licensee overlap, the combined IP business will benefit from greater scale and diversification in addition to enhanced innovation and sourcing capabilities to enable greater long-term sustainability and cash flow generation. The combined company’s foundational intellectual property will span across many large addressable markets, including pay TV, OTT, new media, semiconductor and consumer electronics.

Importantly, our teams both have a very strong track record in patent monetization and value creation.

Now I’ll turn the call over to Robert to provide details around the financial profile of the combination. Turning to Slide 15.

Robert Anderson:

Thanks, Jon. Let us now turn to synergies, both for revenue opportunities and for cost savings. On the revenue front there are a number of channel and product synergy areas that will occur over time as we combine and integrate our businesses. I’d like to call out two important ones today. The first is Xperi’s existing relationships with all of the top 10 TV brands to offer licensing access for TiVo’s content discovery and personalization solutions. This will be beneficial as TiVo’s transaction model will allow these TV brands the opportunity they have long sought to establish an additional financial relationship with their customers.

Secondly, the combined company will leverage TiVo’s metadata solution into automotive through Xperi’s relationships with all of the North American automotive brands.

ViaVid has made considerable efforts to provide an accurate transcription. This transcript is being made available for information purposes only.

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Xperi Corporation – Merger of Xperi and TiVo, December 19, 2019

On the cost side, we expect to achieve at least $50 million of annualized savings by year end 2021 through the integration of our respective product and IP licensing businesses. We expect the majority of these savings to occur within the first 12 months of closing.

Moving to Slide 16, looking at pro forma financials of the combined company, you can see the compelling benefits created from this transaction. The operative here is scale. For the trailing 12 months ending September 30, 2019, the combined companies had $1.09 billion of top line using revenue as the measure for TiVo and billings for Xperi. For the same period, the combined companies had operating cash flow exceeding $250 million.

In connection with the transaction, each company’s debt at closing will be refinanced on a combined basis into a single Term Loan B. To complete the refinancing at deal closure, the companies have secured $1.1 billion of committed financing from Bank of America and Royal Bank of Canada.

With improved long-term top line growth, operational execution and strategic synergies and cost savings, this transaction will enhance the combined company’s cash flow generation and deliver meaningful value creation to our shareholders.

With that, I’ll turn the call back to Jon to discuss key benefits for stakeholders on Slide 17.

Jon Kirchner:

Thanks, Robert. As we move towards concluding our discussion of the transaction, I want to highlight the opportunity to create significant value for our shareholders and reiterate the strong benefits for our customers and employees. By structuring this transaction as an all-stock deal, we are providing both Xperi and TiVo shareholders the ability to participate in the long term growth of a stronger combined company. Based on the transformative nature of the transaction and the financial benefits of scale, diversification, synergies and cost savings, we anticipate that the combined company will have a more attractive financial and credit profile than either company on its own.

For our customers, we will be able to deliver a stronger set of product offerings and bring more innovation capabilities to enhance the entertainment experience through advanced technology.

Equally important, our employees will benefit from a larger and more diverse platform and the opportunity to share in driving long-term growth and innovation in many more ways. Through our combination, we will have a tremendous team of talented employees and we look forward to great things ahead.

Finally, I’d like to touch on our long-term plan for value creation. Our first priority will be to integrate Xperi and TiVo’s respective product and IP licensing businesses and ensure that each of the two resulting businesses achieve the full benefits of the integration and scale. We intend for the respective product and IP businesses to operate as separate business units, which later will provide a path to the separation of the product and IP businesses, creating two significantly larger scale businesses with a singular focus. We believe this strategy will unlock the most value for investors.

Turning to Slide 18, in closing, we are incredibly excited about this transaction and all its potential for our shareholders, customers, employees and consumers around the world. I’m thrilled to be able to lead the combined company supported by our blended team of senior executives. While we have a lot of work to do ahead of us to get to the transaction closing and integrate our two organizations, we are excited to begin this journey together with a clear and compelling vision to create value for our stakeholders.

With that, we will open it up for questions. Operator?

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Xperi Corporation – Merger of Xperi and TiVo, December 19, 2019

Operator:

Thank you, sir. If you would like to ask a question, please signal by pressing star, one on your telephone keypad. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Again, please press star, one to ask a question. We’ll pause for just a moment to allow everyone the opportunity to signal for questions.

Our first question will come from Hamed Khorsand with BWS Financial.

Hamed Khorsand:

Hey, good morning. I just wanted to start off with, Jon, what makes this transaction different for Xperi versus when Tessera and DTS merged and obviously what’s happened from a performance standpoint since then.

Jon Kirchner:

I think you’ve got some unique situations with regard to various market and customer events that may have impacted the trajectory of the Tessera DTS transaction, but I think what specifically makes this different is we both collectively believe that scale is critically important in both the respective businesses and that there’s clear synergy in operating in both the product areas as well as the IP areas, and that by combining the businesses as we said in the script, and delivering broader scale in both businesses, it will facilitate the ability later to separate those businesses and take them to market in a way that we think is going to lead to better long-term financial performance and I think a stronger franchise in both areas which in turn leads to value creation for investors.

David Shull:

Hamed, this is Dave. Good morning. I guess I would reiterate what Jon just said, which is the value of their scale is hugely important to TiVo. We have, as you know, 20-plus million households around the world using the TiVo experience, but given their OEM relationships on the TV side and the auto side, being able to bring this content discovery to many more tens of millions of households is really key to the upside that we see on this deal. We’re pretty excited about the opportunity here.

Hamed Khorsand:

Okay. Then my follow-up was just going to be as far as TiVo is concerned, what’s the practices that your doing of go-to-market strategy at the same time that you’re in this merger process? Does anything change and does anything slow down?

David Shull:

No. We’ve had a very small team focused on this transaction, as you would expect, and the core team is very much focused on revenue execution and the cost savings that we’ve been talking about in prior calls. I think you’re going to see no change whatsoever in terms of our financial trajectory that we already had underway here.

Hamed Khorsand:

Okay. Thank you.

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Xperi Corporation – Merger of Xperi and TiVo, December 19, 2019

Operator:

Thank you. Our next question comes from Eric Wold from B. Riley.

Eric Wold:

Thank you. Good morning, guys. I guess a couple of things. I guess, one, Jon, I guess going to the last comments you made around the separation of businesses and the planned separation down the road, thinking about TiVo specifically, one of the benefits they were touting—and I know, Dave, you’re on the call—in terms of the separating their IP and product business was the ability to negotiate independently with various parties. We saw that with the benefits of that Amazon agreement a couple of weeks ago. How does that dynamic change now that everything will be under one umbrella, at least initially, before potentially down the road looking to go towards another separation?

Jon Kirchner:

I can’t speak specifically. Dave may want to touch on your question about the status of Amazon, but let me just say that I think that we’re talking about a transitory timeframe during which we’re going to be combining and integrating the companies and in turn basically separating them. Key to understand is there’s clear—in the Xperi business, just as there is in the TiVo business, there’s clear dyssynergy as you think about going to market where you’ve got a product business and you’re asserting IP. In this case, we believe that the period of time it’s going to take to combine the entities and in turn set them up for bigger success downstream is still the best answer, even as we think through what’s immediately on our plate and what we’re trying to accomplish.

At the end of the day, the ability for each business to focus and independently long term make its own decisions and be unconstrained by relationships in a different context, we believe after thinking through this and of course we’re both running combined businesses, I think one of the key learnings over the past couple of years, certainly for me, is that in the long run there’s benefits of a number of kinds, but in the long run it’s clear that focus and the ability to pursue aggressively each independent business is the best answer.

Dave?

David Shull:

Eric, I think we would just reiterate what Jon said. Good morning, first of all. We would strongly believe that the industrial logic behind separating the businesses still holds, and so we’ve taken lots of steps on the TiVo side, as you know, the last several months to make sure that we’re ready to operate as two separate legal entities.

I would say the trade-off here is scale and Jon and I had a lot of dialogue around this. I think scale trumps the short-term delays that we may see here in this process and to have two kind of much larger IP and product businesses down the road I think is a much better solution as opposed to rushing to an immediate split. That’s really what drove the logic behind the deal, which is we can get to the same benefits, we may delay the process a little bit, but we’re going to be roughly twice the size and that’s a huge benefit to shareholders.

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Xperi Corporation – Merger of Xperi and TiVo, December 19, 2019

Eric Wold:

Okay. Thank you, that’s helpful. A follow-up question, probably for Jon. Clearly TiVo has been in nearly a four-year battle with Comcast over the IP validity and value, hasn’t always gone the way of TiVo, there’s been some patents that have been invalidated, so to speak, and kind of thrown out. I guess maybe talk about your comfort level in acquiring that IP portfolio now kind of in the midst of that kind of Comcast dispute and kind of in an environment where maybe not everything has gone their way.

Jon Kirchner:

Sure. Eric, as you can imagine, we have a ton of experience in analyzing both IP portfolios as well as understanding how to successfully monetize them and I think it’s reasonable to assume in this case that we kicked the tires and we did a ton of work on this question. I think we are very comfortable that the IP portfolio itself and the long-term prospects are positive. Furthermore, I think by coming together, we bring a blend of experience and in the case of Tessera historically a very, very successful track record at litigating when required, and I think that will accrue positively to the combination.

I think in short we are comfortable. We always want to resolve things outside litigation with our customers for the benefit of everyone, but in this case we feel like we’ve got good assets in each of the spaces in which we’re operating and we believe that the long-term arc and profile of monetizing them is very positive.

David Shull:

Eric, I’ve been impressed with these guys the last couple of months. One, they have a very good track record on litigation, so I think they bring a lot of sophistication to that process. Two, just given the Tessera history, they’ve gone through a few different cycles on their patents and the ability to sort of renew that patent portfolio with dedicated R&D team I think it was very impressive and it was very attractive to us as part of this combination. We’re combining with a company that’s sophisticated from a litigation point of view, very sophisticated in terms of patent prosecution, but they have a dedicated R&D team already, which is something that as you know is part of the split we are going to have to stand-up on the TiVo side, so it really creates some good synergies here off the bat on the IP side.

Eric Wold:

Perfect. Thanks, guys, and congrats.

Operator:

Thank you. Our next question comes from Matthew Galinko with National Securities.

Matthew Galinko:

Good morning. Thanks for taking my question. I guess first one would be around some of the cost synergies. Does that anticipate possibly any discontinuations on the Xperi side or are there any potential product lines or IP assets that you might let go of? I guess I’m curious how you get to that number.

Robert Anderson:

Hey Matt, this is Robert. Good morning. We’ve done I’d say a fair amount of work on the synergies analysis from a cost standpoint and so we’re confident in that initial analysis, at least in terms of posting up a $50 million number. I think both companies will be engaged in developing a detailed action plan that will be implemented at closing.

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Xperi Corporation – Merger of Xperi and TiVo, December 19, 2019

I think as we’ve looked at the initial analysis, I’d say the bulk of the synergies would be within SG&A and we’re looking for overlap and efficiency.

In terms of whether or not there are product lines or other business decisions that need to be made, those will be joint decisions that we develop as part of the integration plan and the work will start upon closing.

Matthew Galinko:

Okay, thanks. In terms of the $250 million cash flow from operations outlook, does that anticipate the cost synergies that you talked about?

Robert Anderson:

No. The $250 million that we noted is really the trailing 12-month operating cash flow for the sum of both businesses up through September 30 of this year; it’s not an outlook in itself.

Matthew Galinko:

Okay. Then I think you noted on the prepared remarks that Xperi treats revenue a little bit—at least reports top line a little bit differently than TiVo. Obviously, it’s a little bit early in this process and we have a long way to go but I’m just curious if you have any initial thoughts as to whether you’ll continue communicating top line as billings post integration or if you’ll have to sort of start thinking about something more nuanced post integration, just how you’re thinking about it initially.

Robert Anderson:

That’s a great question, Matt. It’s something we are evaluating. I know that describing a company as a key measure as being billings is unusual and we’ve gotten comfortable with that and I think our analysts have. However, we do need to find a way to communicate the combined progress of the company and indeed we will be sorting that out. That will be a key deliverable for me and our combined team as we get—as we move this forward.

Matthew Galinko:

Got it, all right. One last one from me, and thanks for taking all my questions. I realize that TiVo had been exploring its options for a little while now, but can you say whether this was a competitive process to sort of culminate with Xperi?

David Shull:

I think what we said publicly is that we’ve had ongoing conversations on both sides of the business and I’m a big believer in as CEO you run the business for success on a standalone basis and I was excited and fully prepared to do that, but if the right deal happens, the right deal happens. That’s probably the extent of the comment.

Jon Kirchner:

I think it’s highly strategic in both our interests and I think you can hopefully see the industrial logic, and I think we believe we are better together, simply put, as we build scale and look to both the opportunities and the challenges ahead.

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Xperi Corporation – Merger of Xperi and TiVo, December 19, 2019

Matthew Galinko:

Great. Thank you.

Operator:

Thank you. Once again, if you would like to ask a question, please press star, one.

Our next question comes from Richard Shannon with Craig-Hallum.

Richard Shannon:

Hi Jon and Robert. I guess my main question here is coming from a basis of not knowing TiVo all that well, can you talk about the revenue synergies, both within the home and the automotive spaces? How long will it take to put together a concerted, cohesive plan and to see real benefits from it? I don’t understand the extent to which the relationships overlapping here, that that could be done quickly versus take some time. If you could give us an understanding of how long that would take, that would be great, please.

Jon Kirchner:

I think we will obviously be doing quite a bit of pre-closing integration planning that I think will help accelerate our progress after closing. I think importantly there’s a couple of buckets to how to think about some of the revenue synergies and the channel synergies. There are products we’re both today selling into the same spaces, automotive being a simple example where there’s metadata solutions being sold into automotive where we obviously have an active, a very active automotive channel with HD Radio and what we’re doing with connected radio. It will be very easy—literally, almost from Day 1—to begin to engage a broader set of customers with a larger line card in terms of delivering a bundle of solutions that we think will be interesting to them. There’s other areas where that happens as well.

I think longer term as you think about deeper technology integration and building a stack that is more compelling and maybe addresses more go-forward needs, I think there’s an opportunity to see that play out very much in let’s call it the one to three year timeframe.

In the home, there’s a sizeable opportunity. Today, TiVo is not directly active in the TV space. The predominance of their business is licensing into STB related products and whatnot, and we believe that the TV channel in particular there’s an opportunity to take some of what are some best in class technologies from TiVo and to bring them into the TV market using our channel and through our relationships. I think that is a process given product cycles and whatnot that is likely in the one to two year timeframe to see that ultimately pull through.

I think you’re going to have—the opportunities are substantial, particularly in the home and the automotive space, and I think it will play out very much over one to three years. But I think the benefits of the relationships that we have on both sides of the aisle, and there are equal things that we may be taking to part of what is TiVo’s core customer base from a technology perspective, so the synergies are bi-directional. You’ll start on Day 1 with that which you can kind of combine and take directly to a customer, and then I think there’s going to be a mid-term and a long-term plan with regard to product management and integration that allows us to drive greater synergy over a longer period of time.

I don’t know, Dave, if you would add to that.

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Xperi Corporation – Merger of Xperi and TiVo, December 19, 2019

David Shull:

Yes, I would agree with Jon’s timing. Let me just kind of give a simple example to maybe help exemplify what it might look like.

TiVo right now is in tens of millions of households around the world already. Xperi has these amazing technologies and brands that we can bring to those existing customers, right, in the form of DTS, IMAX Enhanced, Play-Fi, so from a home point of view you can imagine a much richer video and audio experience for the customers that are already using the TiVo experience. And so that’s exciting to us. I think it’s going to be exciting to our cable MSO partners because it’s going to give them a very differentiated offering.

The flip side of that is Xperi has tens of millions, a hundred million TVs that are already using Xperi technologies. Those are relationships that TiVo doesn’t have. A lot of those OEMs want to go up the stack in terms of having a richer experience for their consumers’ recurring revenue streams monetization. Bringing the TiVo content discovery, entertainment discovery experience to those OEMs is a huge home run for those manufacturers as well.

So, you can see the technology going both ways and I think there’s a lot of upside here jointly as a result of that.

Richard Shannon:

Okay, great. I think that was my only question, thanks. Thanks, guys.

Operator:

Thank you. At this time I am showing no further questions in the queue. I’ll now turn it back over to Management for closing remarks.

Jon Kirchner:

Great. Thanks, Operator, and thank you everybody for joining us this morning. We look ahead with great optimism about the potential for this transaction to create value for all of our stakeholders and I think it is going to lead to a more innovative and compelling future as we build scale and ultimately set both the IP and the product businesses up for greater success downstream. We look forward to seeing a number of you at CES, independently, that will be there, and certainly as we progress towards closing providing our updates as need be. Thanks very much for the time today and happy holidays.

That concludes today’s call. Thank you, Operator.

Operator:

This concludes today’s teleconference. Thank you for your participation. You may now disconnect.

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Important Information and Where to Find It

In connection with the proposed transaction, TiVo and Xperi will cause Holdco to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of TiVo and Xperi and that also will constitute a prospectus of Holdco (the “Joint Proxy Statement/Prospectus”). TiVo, Xperi and Holdco may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document that TiVo, Xperi or Holdco may file with the SEC. INVESTORS, TIVO STOCKHOLDERS AND XPERI STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, TiVo stockholders and Xperi stockholders may obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents that are filed or will be filed with the SEC by TiVo, Xperi or Holdco through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of TiVo or Xperi at the following:

TiVo Corporation

2160 Gold Street

San Jose, California 95002

Attention: Investor Relations

1-818-295-6651

IR@tivo.com

Xperi Corporation

3025 Orchard Parkway

San Jose, California 95134

Attention: Investor Relations

1-818-436-1231

IR@xray.com

Participants in the Solicitation

TiVo, Xperi or Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TiVo’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in TiVo’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019. Information regarding Xperi’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Xperi’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 20, 2019. TiVo stockholders and Xperi stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Tivo and Xperi directors and executive officers in the transaction, which may be different than those of TiVo and Xperi stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS DISCLAIMER

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on TiVo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by TiVo and Xperi, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, cost savings, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Holdco’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of TiVo and Xperi; (iii) TiVo’s ability to implement its business strategy; (iv) pricing trends, including TiVo’s and Xperi’s ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against TiVo, Xperi or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm TiVo’s or Xperi’s business, including current plans and operations; (vii) the ability of TiVo or Xperi to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Holdco common stock; (x) legislative, regulatory and economic developments affecting TiVo’s and Xperi’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which TiVo and Xperi operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect TiVo’s and/or Xperi’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact TiVo’s or Xperi’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as TiVo’s and Xperi’s response to any of the aforementioned factors; (xvi) failure to receive the approval of the stockholders of TiVo and/or Xperi; and (xvii) any plans regarding a potential separation of the combined businesses. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy

Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on TiVo’s or Xperi’s consolidated financial condition, results of operations, or liquidity. Neither TiVo nor Xperi assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.